Exhibit 14.1

CODE OF CONDUCT

        This code of conduct ("Code") applies to every director, officer and employee of GUESS?, INC. ("GUESS?" or the "Company") and each of its subsidiaries and may be furnished to others performing services for the Company. Each of us is expected to read this document promptly upon receiving it. In addition to the ethical guidelines included in this Code, there are many laws and regulations that affect us in each of the markets where we do business. Each of us must comply with the requirements of all applicable law. If a law conflicts with a policy in this Code, you must comply with the law. Those who violate the law or standards of this Code will be subject to disciplinary action, up to and including dismissal and termination of employment. If you are in a situation which you believe may violate or lead to a violation of this Code, follow the guidelines described under the caption "Compliance with the Code" below.

PERSONAL RESPONSIBILITY

        All of us are expected to protect and enhance the assets and reputation of GUESS?. Ethical conduct has and continues to be the foundation of the Company. Honesty and integrity are cornerstones of ethical behavior—and trustworthiness and dependability are essential to lasting relationships. In our rapidly evolving business, each of us is challenged by a complex environment that often requires fast responses under pressure. No written policy can definitively set forth the appropriate action for all business situations. Accordingly, rather than a set of specific rules, this Code emphasizes a standard of ethical conduct that must permeate all business dealings and relationships. GUESS? is committed to conducting its business in accordance with applicable laws and regulations. You should consult your supervisor, the Human Resources Department or the General Counsel, as appropriate, whenever you have a question about the legality of a proposed or completed course of action.

CONFLICTS OF INTEREST

        A "conflict of interest" exists when a person's private interest interferes in any way with the interest of the Company. A conflict situation can arise when an employee, officer or director takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or members of his or her family, receives improper personal benefits as a result of his or her position in the Company. Loans to, or guarantees of obligations of, employees, officers, directors and their family members may create conflicts of interest.

        It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer or supplier. You are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business connection with our customers, suppliers or competitors except on our behalf. Conflicts of interest are prohibited as a matter of Company policy, except as approved by the Board of Directors. Conflicts of interest may not always be clear cut, so if you have a question, you should consult with higher levels of management or the General Counsel. Any employee, officer or director who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, manager or other appropriate personnel or consult the procedures described under the caption "Compliance with the Code" below.

        This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which employees, officers and directors must refrain are:

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  Assisting a Competitor or Competing Against GUESS?—An obvious conflict of interest is providing assistance to an organization that markets products in competition with GUESS?'s current or proposed product offerings or the products offered by GUESS? Licensees. Without GUESS?'s consent you may not: (a) work for such an organization as an employee, consultant or member of its board of directors; or (b) have any ownership interest in any enterprise which competes with any business of the Company, except as a holder of less than 1% of publicly traded stock in a company. Such activities are prohibited because they divide your loyalty between GUESS? and that organization. Obviously, you may not market products in competition with the Company's current or proposed product offerings or the products offered by GUESS? licensees. It is your responsibility to consult with your supervisor to determine whether any planned activity will compete with any of the Company's actual or proposed product lines. This should be done before you pursue the activity.

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  Supplying GUESS?—Generally, you may not be a supplier or vendor to GUESS?, represent or work for a supplier or vendor to GUESS? while you work for GUESS?. In addition, you may not accept money or benefits of any kind for any advice or services you may provide to a supplier in connection with its business with GUESS?.

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  Someone Close to You Working in the Industry—You may find yourself in a situation where your spouse, another member of your immediate family, or someone else you are close to is a competitor or supplier of GUESS? or is employed by one. While everyone is entitled to choose and pursue a career, such situations call for extra sensitivity to security, confidentiality and conflicts of interest. The closeness of the relationship might lead you to inadvertently compromise GUESS?'s interests. There are several factors to consider in assessing such a situation. Among them: the relationship between GUESS? and the other company; the nature of your responsibilities as a GUESS? employee and those of the person close to you; and the access each of you has to your respective employer's confidential information. The very appearance of a conflict of interest can create problems, regardless of the behavior of the GUESS? employee involved. To remove any doubts or suspicions, you should review your specific situation with your supervisor to assess the nature and extent of any concern and how it can be resolved. Frequently, any risk to GUESS?'s interest is sufficiently remote that your supervisor need only remind you to guard against inadvertently disclosing GUESS? confidential information. However, in some instances, a change in the job responsibilities of one of the people involved may be necessary.

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  Relationship of Company with Third Parties. You may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

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  Compensation from Non-Company Sources. You may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

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  Gifts, Entertainment and Improper Payments—You and members of your family may not request or accept from, or offer, promise or give to, any person or entity dealing or desiring to deal with the Company, any payments, gifts, entertainment, services, travel, lodging, or any other forms of compensation for personal benefit. For these purposes, a "gift" generally does not include articles of nominal value ordinarily used for sales promotion, and "entertainment" does not include ordinary business meals or reasonable entertainment (including tickets for sports, concerts or similar events) considered to be a normal part of a business relationship that is accepted only on a very infrequent basis and that does not detract or have the appearance of detracting from the integrity of the relationship. Furthermore, in deciding whether or not it is appropriate to accept entertainment from a vendor or other entity, you should consider if you can reciprocate with entertainment at the same or a similar level before being entertained again by that vendor or other entity. Participation in entertainment activities also must be with a representative of the vendor or other entity in attendance at the activity. Giving or receiving any payment or gift in the nature of a bribe, kickback or other improper influence is absolutely prohibited.

RESPONSIBILITIES OF CEO AND SENIOR FINANCIAL OFFICERS

        In addition to the matters set forth in the remainder of this Code, the Co-CEOs and senior financial officers are subject to the following additional specific policies:

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  Disclosure. The Co-CEOs and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the Securities and Exchange Commission. Accordingly, it is the responsibility of the Co-CEOs and each senior financial officer promptly to bring to the attention of the General Counsel or, if unavailable, the Human Resources Department any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the General Counsel or, if unavailable, the Human Resources Department, in fulfilling the responsibilities specified in the Company's applicable policies.

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  Internal Controls; Fraud. The Co-CEOs and each senior financial officer shall promptly bring to the attention of the General Counsel or, if unavailable, the Human Resources Department, any information he or she may have concerning (a) significant deficiencies in the design and operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

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  Code of Conduct. The Co-CEOs and each senior financial officer shall promptly bring to the attention of the General Counsel or the Co-CEOs and to the Audit Committee any information he or she may have concerning any violation of this Code, including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosure or internal controls.

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  Violations. The Co-CEOs and each senior financial officer shall promptly bring to the attention of the General Counsel or the Co-CEOs and to the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof, or of violation of this Code.

INSIDER TRADING

        Employees, officers and directors who have access to confidential information are not permitted to use or share that information for stock trading purposes except in the conduct of our business. All non-public information about the Company should be considered confidential information. To use non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information is not only unethical but also illegal. In order to assist with compliance with laws against insider trading, the Company has adopted a specific policy governing employees', officers' and directors' trading in securities of the Company. This policy has been distributed to every employee, officer and director of the Company. If you have any questions, please consult the General Counsel.

CONFIDENTIALITY

        Employees must maintain the confidentiality of confidential information entrusted to them by the Company or its customers, except when disclosure is authorized by the General Counsel or required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors, or harmful to the Company or its customers, if disclosed. It also includes information that suppliers and customers have entrusted to us. The obligation to preserve confidential information continues even after employment ends. In connection with this obligation, every employee should have executed a confidentiality agreement when he or she began his or her employment with the Company.

CORPORATE OPPORTUNITIES

        Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee may use corporate property, information or position for improper personal gain, and no employee may compete with the Company directly or indirectly. Employees, officers and directors owe a duty to the Company to advance its legitimate interest when the opportunity to do so arises.

BOOKS AND RECORDS

        Accuracy and Completeness—Each employee, officer and director must do his or her part to ensure that the books of account and financial records of the Company meet the highest standards of accuracy and completeness. The responsibility does not rest exclusively with the Company's accounting personnel. If you have reason to believe that any of the Company's books and records are not being maintained in an accurate or complete manner, you are expected to report this immediately to your supervisor or to the General Counsel. Similarly, the Company relies on you to speak up if you ever feel or if you actually are being pressured to destroy documents which would not normally be destroyed, or if you become aware that any misleading, incomplete or false statement was made to an accountant, auditor, attorney or government official in connection with any audit, examination or filing with a government agency, such as the United States Securities and Exchange Commission.

        Financial Statements and Accounts—All employees who are involved in supplying any kind of supporting documentation, determining account classification or approving transactions will be held responsible for ensuring that transactions are reported accurately, completely and in reasonable detail. All transactions must be recorded appropriately to ensure full accountability for all assets and activities of the Company and to supply the data needed in connection with the preparation of financial statements. Each employee involved in the preparation of the Company's financial statements must prepare them according to generally accepted accounting principles and other applicable standards and rules, so that the statements fairly and completely reflect the operations and financial condition of the Company.

        Payments and Expense Accounts—No payment on behalf of the Company may be approved or made if any part of it is to be used for any purpose other than that described by the supporting documents. All receipts and disbursements must be fully and accurately described in the books and records of the Company and must be supported by appropriate descriptive documentation. Employees should request reimbursement for business-related expenses in strict accordance with the Company's travel and entertainment policies.

        Retention of Documents—Document and records must be retained for the periods of time specified by the Company. Also, if you are aware of an imminent or ongoing investigation, audit or examination initiated by the Company or any government agency, you should retain all documents and records in your custody or control relating to the matter under review. Please note that the destruction of falsification of a document in order to impede a governmental investigation, audit or examination may lead to prosecution for obstruction of justice. If you are not sure that a document can be destroyed, consult your supervisor or the General Counsel before doing so.

TREATMENT OF EMPLOYEES

        The Company has established comprehensive programs to ensure compliance with labor and employment laws, including equal employment opportunity policies and procedures, safety and health programs, and wage and hour procedures. For further information on particular labor and employment compliance policies, see your supervisor or contact the Human Resources Department.

        Safety, Health and the Environment—The Company is committed to maintaining a safe work environment by eliminating recognized hazards in the workplace. You are required to comply with all applicable health, safety and environmental laws and with all related Company policies. To further your own safety and that of your fellow employees, your are also required to report to your supervisor any unsafe conditions, hazards, broken equipment or accidents.

        Nondiscrimination and Equal Employment Opportunity—GUESS? is an equal opportunity employer. We embrace and value a diverse workforce and pledge to provide equal employment opportunity to all job applicants and employees. We will not tolerate discrimination against applicants or employees based on any impermissible classification including their race, religion, color, gender, age, marital status, national origin, sexual orientation, citizenship status, disability or status as a disabled veteran. We require all employees to refrain from unlawful discrimination in any aspect of employment, including decisions concerning recruitment, hiring, termination, promotions, salary treatment, or any other condition of employment or career development. This also means we will treat all GUESS? employees, customers, suppliers and other people with whom we come in contact with respect, dignity and honesty. We will not tolerate the use of discriminatory slurs, or any other remarks, jokes or conduct that in the judgment of GUESS? encourages or permits an offensive or hostile work environment.

        Sexual and other Forms of Harassment—GUESS? policy, as well as federal, state and local laws, strictly prohibits any form of harassment in the workplace, including unlawful harassment based on race or gender. This prohibition also applies to the harassment of GUESS? employees by non-employees. Sexual harassment includes linking, either explicitly or implicitly, a person's submission to, or rejection of, sexual advances to any decision regarding that person's terms or conditions of employment. It also includes the existence of a sexually abusive or hostile working environment. This can be characterized by unwelcome sexual advances or verbal or physical conduct of a sexual nature.

        Reporting Responsibilities and Procedures—If you believe that you have been subjected to harassment of any kind or any other type of unlawful discrimination, you may wish to confront the offender and state that the conduct is unacceptable. If you are uncomfortable with this approach or if you have already tried it unsuccessfully, you should report the matter to the Human Resources Department or the General Counsel. Complaints of harassment, abuse or discrimination will be investigated promptly and thoroughly and will be kept confidential to the extent possible. If you feel that you have been discriminated against or subjected to sexual or other prohibited forms of harassment, or if you feel retaliated against because of filing a complaint, you should bring the matter to the attention of the Human Resources Department or the General Counsel. Employees found to have engaged in sexual harassment or any other kind of abusive behavior shall be subject to disciplinary action, which may include termination. However, false accusations of harassment also violate GUESS? policy.

TRADEMARKS AND COPYRIGHTS

        Trademarks and Copyrights—Each employee has an obligation to protect the Company's trademarks and copyrights. These "intellectual properties" may not be tangible like our buildings or equipment, but they are among the most valuable of the Company's assets. Our logos and the name "GUESS?" are examples of Company trademarks recognized around the world. Company publications and even software programs developed for or by the Company are the types of material that can be protected by copyright or otherwise. Each of us is responsible for using Company trademarks properly and consistently, and in keeping with the Company's high standards for quality and ethical business conduct. You must advise senior management or the General Counsel of infringements by others or if you are unsure about a proposed use of Company trademarks or copyrights or any other materials for public dissemination. All Internet, Intranet and e-mail activities are to be conducted for legitimate business purposes only. You acknowledge that the Company owns and has all rights to monitor, inspect, disclose and expunge all electronic files and records on Company systems, and that you should have no expectation of privacy with respect to all such files and records. Employee use of all Company computing resources, including personal computers, networked services and Internet and e-mail access (including web surfing), must at all times comply with all Company policies and applicable laws, including those relating to intellectual property, privacy, defamation (libel and slander) and unfair competition. You are reminded that all on-line and e-mail activities, intentionally or not, are potentially public in nature. We must never act in a way that would bring liability, loss of credibility or embarrassment to the Company. Adhering to these guidelines with respect to trademarks, copyrights and computer use is very important, as violation may result in significant civil and even criminal penalties for both you and the Company.

FAIR DEALING

        We seek to outperform our competition fairly and honestly. Stealing proprietary information, possessing trade secret information that was obtained without the owner's consent, or inducing such disclosure by past or present employees of other companies is prohibited. Each employee should endeavor to respect the rights of and deal fairly with the Company's customers, suppliers competitors and employees. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other intentional unfair-dealing practice.

        Pricing Policies—In all contacts with competitors, avoid discussing pricing policy, terms and conditions, costs, inventories, marketing and product plans, market surveys and studies, production plans and capabilities—and of course, any other proprietary or confidential information. Collaboration or discussion of these subjects with competitors can be illegal. If a competitor raises any of them, even lightly or with apparent innocence, you should object, stop the conversation immediately, and tell the competitor that under no circumstances can you discuss these matters. If necessary, you should leave the meeting. In summary, disassociate yourself and GUESS? from participation in any possibly illegal activity with competitors, confine your communication to what is clearly legal and proper. Finally, immediately report any incident associated with a prohibited subject to the General Counsel.

        Competition Law and Conduct—Laws governing competition exist in most of the industrialized countries in which GUESS? does business. The purpose of competition laws, which may also be known as antitrust, monopoly, fair trade or cartel laws, is to prevent interference with the functioning of a competitive market system. While the purpose of such laws is primarily economic, their effect is often seen as going beyond consumer welfare to protect other values of society, including individual freedoms. Under these laws, companies may not enter into agreements with competitors, customers or suppliers, however informally, that unreasonable restrict the functioning of the competitive system. A good example of such a prohibited agreement is one between GUESS? and a competitor on timing the markdown dates for non-private label items sold by GUESS?. Other examples include: agreements between competitors to divide markets, to divide customers or to restrict their output; or a company's agreement with its suppliers that they will not sell to its competitors. These and any other agreements that would limit competition are highly questionable if not outright illegal. Under no circumstances shall anyone at GUESS? engage in prohibited anti-competitive behavior. If you have any questions regarding your actions in light of the antitrust laws, you should contact the General Counsel.

PAYMENTS TO GOVERNMENT PERSONNEL

        The U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country.

        In addition, the U.S. government has a number of laws and regulations regarding business gratuities which may be accepted by U.S. government personnel. The promise, offer or delivery to any official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy, but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules. The General Counsel can provide guidance to you in this area.

DISCLOSURE OBLIGATIONS AND PROCEDURES

        The Company's policy is to release data of public importance at the earliest appropriate time consistent with the need to both maintain confidentiality of information before final decisions are made and to avoid endangering the Company's business through disclosure of information potentially advantageous to competitors. All public statements, oral or written, must be accurate, with no material omissions. Information that could reasonably be expected to have an impact on the market for GUESS? securities may be released only through the Co-Chief Executive Officers, President, Chief Financial Officer, or General Counsel. All inquiries from financial analysts, media representatives, or financial consultants should also be directed to the Co-Chief Executive Officers, President, Chief Financial Officer or the General Counsel. Financial information and results, including projections, forecasts, and forward looking statements, should not be supplied in business proposals, presentations, or advertising, presented to the press or released to local media without express prior approval and review by either the Co-Chief Executive Officers, President, or Chief Financial Officer.

COMPANY PROPERTY

        You are entrusted with protecting the Company's property and ensure its efficient use. Acts of dishonesty against the Company or its customers involving theft, destruction or misappropriation of property, including inventory, money, office equipment or supplies or any other items of value, are, of course, prohibited. Falsification, alteration or substitution of records for the purpose of concealing or aiding such acts is also prohibited. All Company property should be used for legitimate business purposes.

WAIVERS OF THE CODE OF CONDUCT

        Any waiver of this Code for executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed as required by law or stock exchange regulation.

COMPLIANCE WITH THE CODE

        The Company takes this Code of Conduct very seriously. You must understand this Code and take responsibility for seeking the advice of your supervisor or other appropriate officials of the Company if you need clarification on any point.

        Reporting Violations—If you believe you violated this Code or applicable law or regulation, you must report the violation so that the Company can take appropriate action. The fact that you reported the violation will be given consideration in determining appropriate disciplinary action, if any. In many cases, a prompt report of a violation can substantially reduce the adverse impact of a violation on all involved, on third parties, on the Company and on you. If you become aware that another employee, of whatever level of seniority, has, in all likelihood, violated this Code, including any law or regulation applicable to the Company's businesses, you are under a duty to report that violation, so that the Company can take steps to rectify the problem and prevent a recurrence. Violations may be reported to your supervisor, the Human Resources Department or the General Counsel, as appropriate. Such reports will be treated confidentially to the extent possible, and no person will be subject to retaliation for reporting a suspected violation in good faith. Employees are expected to cooperate in internal investigations of misconduct. Employees charged with financial reporting responsibilities must be familiar with the Company's complaint procedures for accounting and auditing procedures, which describe the Company's procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters. Any employee may submit a good faith concern regarding questionable accounting or auditing matters without fear of dismissal or retaliation of any kind.

        Disciplinary Action—GUESS? intends to use every reasonable effort to prevent the occurrence of conduct not in compliance with this Code of Conduct, and to halt any such conduct that may occur as soon as reasonably possible after its discovery. GUESS? employees and officers who violate this Code and other GUESS? policies and procedures may be subject to disciplinary actions, which may include termination. In addition, disciplinary measures will apply to anyone who directs or approves infractions, or has knowledge of them and does not move promptly to correct them in accordance with Company policies. In addition, persons who violate the law during the course of their employment may be subject to criminal and civil penalties, as well as payment of civil damages to others.

        The Board of Directors shall determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of violations of this Code by either of the Co-CEOs or the Company's senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code and shall include written notices to the individuals involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation appears to have been intentional or inadvertent, whether the individual in question has been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.